As filed with the Securities and Exchange Commission on January 28, 2008

Registration No. 333-146093

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MOMENTIVE PERFORMANCE MATERIALS INC.

(Exact name of registrant as specified in its charter)

Delaware	6719	20-5748297
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

187 Danbury Road

Wilton, CT 06897

(203) 761-2500

(Address, including zip code, and telephone number, including area code, the registrant’s principal executive offices)

Jonathan D. Rich

Chief Executive Officer

Momentive Performance Materials Inc.

187 Danbury Road

Wilton, CT 06897

(203) 761-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

[SEE TABLE OF ADDITIONAL REGISTRANT GUARANTORS]

Copies to:

Douglas A. Johns

Secretary and General Counsel

Momentive Performance Materials Inc.

187 Danbury Road

Wilton, CT 06897

(203) 761-2500

Approximate date of commencement of proposed exchange offer:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Note(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
9 3/4% Senior Notes due 2014	$765,000,000	100%	$765,000,000	$23,485.50
9% Senior Notes due 2014(2)	€275,000,000	100%	€275,000,000	$11,738.45
10 1/8%/10 7/8% Senior Toggle Notes due 2014(3)	$434,597,230	100%	$300,000,000	$13,342.13
11 1/2% Senior Subordinated Notes due 2016	$500,000,000	100%	$500,000,000	$15,350.00
Guarantees of the $765,000,000 aggregate principal amount of its 9 3/4% Senior Notes due 2014, €275,000,000 aggregate principal amount of its 9% Senior Notes due 2014, $300,000,000 aggregate principal amount of its 10 1/8%/10 7/8% Senior Toggle Notes due 2014, $500,000,000 aggregate principal amount of its 11 1/2% Senior Subordinated Notes due 2016(4)	$2,081,957,230	n/a	n/a	(5)

(1)	Estimated solely for the purpose of calculating the registration fee, which was paid with the initial filing of the registration statement, pursuant to Rule 457(f)(2) under the Securities Act at a rate of $30.70 per million.
(2)	The amount of registration fee was calculated based on the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on September 12, 2007 of $1.3904 = €1.00.
(3)	Includes $134,597,230 principal amount of PIK notes which may be issued, at the option of the Registrants, in lieu of cash interest payments thereon. Such additional principal amount constitutes the Registrants’ reasonable good faith estimate of the amount of such notes which may be paid as interest in lieu of cash.
(4)	Pursuant to Rule 457(n) under the Securities Act, no additional registration fee is due for guarantees.

Explanatory Note

On December 26, 2007, following the transfer of certain assets of Momentive Performance Materials Inc. to four of its direct subsidiaries, Juniper Bond Holdings I LLC, Juniper Bond Holdings II LLC, Juniper Bond Holdings III LLC and Juniper Bond Holdings IV LLC (the “Juniper Entities”), the Juniper Entities became guarantors of the Notes in accordance with the Indentures. This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-146093), which became effective on December 18, 2007, is being filed solely to amend the exhibit index to include exhibits 3.15, 3.16, 3.17, 3.18, 3.19, 3.20, 3.21, 3.22, 4.13, 4.14, 4.15 and 4.16 filed herewith.

SIGNATURES—MOMENTIVE PERFORMANCE MATERIALS INC.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of January, 2008.

Momentive Performance Materials Inc.

By:	/S/ DOUGLAS A. JOHNS
Douglas A. Johns
Secretary, General Counsel and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* Jonathan D. Rich	Chief Executive Officer, President and Director	January 28, 2008

* Steven P. Delarge	Chief Financial Officer	January 28, 2008

* William L. Torrence	Controller	January 28, 2008

/S/ DOUGLAS A. JOHNS Douglas A. Johns	Secretary, General Counsel and Director	January 28, 2008

* Stan Parker	Director	January 28, 2008

*By:	/S/ DOUGLAS A. JOHNS
Douglas A. Johns, as attorney-in-fact, pursuant to Powers of Attorney previously filed

SIGNATURES—ADDITIONAL REGISTRANT GUARANTORS

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of January, 2008.

Each Additional Registrant Guarantor

By:	/S/ DOUGLAS A. JOHNS
Douglas A. Johns

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* Jonathan D. Rich	(1)	January 28, 2008

* Steven P. Delarge	(2)	January 28, 2008

* Raymond F. Kolberg	(3)	January 28, 2008

* Joseph P. Reyes	(4)	January 28, 2008

/S/ DOUGLAS A. JOHNS Douglas A. Johns	(5)	January 28, 2008

* Stan Parker	(6)	January 28, 2008

* William L. Torrence	(7)	January 28, 2008

* Richard Ryan	(8)	January 28, 2008

* Brett Buffa	(9)	January 28, 2008

*By:	/S/ DOUGLAS A. JOHNS
Douglas A. Johns, as attorney-in-fact, pursuant to Powers of Attorney previously filed

(1)	Jonathan D. Rich has signed this registration statement as: Chief Executive Officer of Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials China SPV Inc. and Momentive Performance Materials South America Inc.; Director of Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials China SPV Inc. and Momentive Performance Materials South America Inc.
(2)	Steven P. Delarge has signed this registration statement as: Chief Financial Officer of Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA, Inc., Momentive Performance Materials China SPV Inc. and Momentive Performance Materials South America Inc.
(3)	Raymond F. Kolberg has signed this registration statement as: Chief Executive Officer and Director of Momentive Performance Materials Quartz, Inc.
(4)	Joseph P. Reyes has signed this registration statement as: Chief Financial Officer and Director of Momentive Performance Materials Quartz, Inc.
(5)	Douglas A. Johns has signed this registration statement as: Director of Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials China SPV Inc., Momentive Performance Materials South America Inc. and Momentive Performance Materials Quartz, Inc. Mr. Johns has also signed this registration statement as Secretary and General Counsel of Momentive Performance Materials USA Inc., sole managing member of MPM Silicones, LLC.
(6)	Stan Parker has signed this registration statement as: Director of Momentive Performance Materials Worldwide Inc. and Momentive Performance Materials USA Inc.
(7)	William L. Torrence has signed this registration statement as: Controller of Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials SPV Inc., Momentive Performance Materials South America Inc. and MPM Silicones, LLC.
(8)	Richard Ryan has signed this registration statement as: Director of Momentive Performance Materials Quartz, Inc.
(9)	Brett Buffa has signed this registration statement as: Controller of Momentive Performance Materials Quartz, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Stock and Asset Purchase Agreement, dated as of September 14, 2006, by and between General Electric Company and Nautilus Holdings Acquisition Corp. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

2.2	Amendment to Stock and Asset Purchase Agreement, dated as of December 3, 2006, by and between General Electric Company and Momentive Performance Materials Holdings Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.1	Certificate of Incorporation, as amended, of Momentive Performance Materials Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.2	Amended and Restated By-laws of Momentive Performance Materials Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.3	Certificate of Incorporation, as amended, of Momentive Performance Materials Worldwide Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.4	Amended and Restated By-laws of Momentive Performance Materials Worldwide Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.5	Certificate of Incorporation, as amended, of Momentive Performance Materials China SPV Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.6	Amended and Restated By-laws of Momentive Performance Materials China SPV Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.7	Certificate of Incorporation, as amended, of Momentive Performance Materials South America Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.8	Amended and Restated By-laws of Momentive Performance Materials South America Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.9	Amended and Restated Operating Agreement of MPM Silicones, LLC (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.10	Articles of Organization, as amended, of MPM Silicones, LLC (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.11	Certificate of Incorporation, as amended, of Momentive Performance Materials Quartz, Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.12	Amended and Restated By-laws of Momentive Performance Materials Quartz, Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.13	Certificate of Incorporation, as amended, of Momentive Performance Materials USA Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.14	Amended and Restated By-laws of Momentive Performance Materials USA Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

3.15	Operating Agreement of Juniper Bond Holdings I LLC

3.16	Certificate of Formation of Juniper Bond Holdings I LLC
3.17	Operating Agreement of Juniper Bond Holdings II LLC

3.18	Certificate of Formation of Juniper Bond Holdings II LLC

Exhibit Number	Description
3.19	Operating Agreement of Juniper Bond Holdings III LLC

3.20	Certificate of Formation of Juniper Bond Holdings III LLC

3.21	Operating Agreement of Juniper Bond Holdings IV LLC

3.22	Certificate of Formation of Juniper Bond Holdings IV LLC

4.1	Indenture by and between Momentive Performance Materials Inc., Momentive Performance Materials Holdings Inc., Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials China SPV Inc., Momentive Performance Materials South America Inc., GE Quartz, Inc., GE Silicones, LLC and Momentive Performance Materials Inc., dated as of December 4, 2006, with respect to $765,000,000 9 3/4% Senior Notes Due 2014 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.2	Indenture by and between Momentive Performance Materials Inc., Momentive Performance Materials Holdings Inc., Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials China SPV Inc., Momentive Performance Materials South America Inc., GE Quartz, Inc., GE Silicones, LLC and Momentive Performance Materials Inc., dated as of December 4, 2006, with respect to $300,000,000 10 1/8%/10 7/8% Senior Toggle Notes Due 2014 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.3	Indenture by and between Momentive Performance Materials Inc., Momentive Performance Materials Holdings Inc., Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials China SPV Inc., Momentive Performance Materials South America Inc., GE Quartz, Inc., GE Silicones, LLC and Momentive Performance Materials Inc., dated as of December 4, 2006, with respect to $500,000,000 11 1/2% Senior Subordinated Notes Due 2016 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.4	Indenture by and between Momentive Performance Materials Inc., Momentive Performance Materials Holdings Inc., Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials China SPV Inc., Momentive Performance Materials South America Inc., GE Quartz, Inc., GE Silicones, LLC and Momentive Performance Materials Inc., dated as of December 4, 2006, with respect to €275,000,000 9% Senior Notes Due 2014 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.5	9 3/4% Senior Notes Due 2014 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.6	10 1/8%/10 7/8% Senior Toggle Notes Due 2014 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.7	11 1/2% Senior Subordinated Notes Due 2016 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.8	9% Senior Euro Notes Due 2014 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.9	Registration Rights Agreement by and among Momentive Performance Materials Inc., the subsidiaries of Momentive Performance Materials Inc., J.P. Morgan Securities Inc., GE Capital Markets, Inc., UBS Securities LLC, ABN AMRO Incorporated, Barclays Capital Inc., Mizuho International plc, RBC Capital Markets Corporation, dated as of December 4, 2006, with respect to $765,000,000 9 3/ 4% Senior Notes Due 2014 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit Number	Description
4.10	Registration Rights Agreement by and among Momentive Performance Materials Inc., the subsidiaries of Momentive Performance Materials Inc., J.P. Morgan Securities Inc., GE Capital Markets, Inc., UBS Securities LLC, ABN AMRO Incorporated, Barclays Capital Inc., Mizuho International plc, RBC Capital Markets Corporation, dated as of December 4, 2006, with respect to $300,000,000 10 1/8%/10 7/8% Senior Toggle Notes Due 2014 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.11	Registration Rights Agreement by and among Momentive Performance Materials Inc., the subsidiaries of Momentive Performance Materials Inc., J.P. Morgan Securities Inc., GE Capital Markets, Inc., UBS Securities LLC, ABN AMRO Incorporated, Barclays Capital Inc., Mizuho International plc, RBC Capital Markets Corporation, dated as of December 4, 2006, with respect to $500,000,000 11 1/2% Senior Subordinated Notes Due 2016 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.12	Registration Rights Agreement by and among Momentive Performance Materials Inc., the subsidiaries of Momentive Performance Materials Inc., J.P. Morgan Securities Inc., GE Capital Markets, Inc., UBS Securities LLC, ABN AMRO Incorporated, Barclays Capital Inc., Mizuho International plc, RBC Capital Markets Corporation, dated as of December 4, 2006, with respect to €275,000,000 9% Senior Notes Due 2014 (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

4.13	Supplemental Indenture among Juniper Bond Holdings I LLC, Juniper Bond Holdings II LLC, Juniper Bond Holdings III LLC, Juniper Bond Holdings IV LLC and Wells Fargo Bank, N.A., dated as of December 20, 2007, with respect to the €275,000,000 9% Senior Notes due 2014

4.14	Supplemental Indenture among Juniper Bond Holdings I LLC, Juniper Bond Holdings II LLC, Juniper Bond Holdings III LLC, Juniper Bond Holdings IV LLC and Wells Fargo Bank, N.A., dated as of December 20, 2007, with respect to the $500,000,000 11 1/2% Senior Subordinated Notes due 2016

4.15	Supplemental Indenture among Juniper Bond Holdings I LLC, Juniper Bond Holdings II LLC, Juniper Bond Holdings III LLC, Juniper Bond Holdings IV LLC and Wells Fargo Bank, N.A., dated as of December 20, 2007, with respect to the $300,000,000 10 1/8%/10 7/8% Senior Toggle Notes due 2014

4.16	Supplemental Indenture among Juniper Bond Holdings I LLC, Juniper Bond Holdings II LLC, Juniper Bond Holdings III LLC, Juniper Bond Holdings IV LLC and Wells Fargo Bank, N.A., dated as of December 20, 2007, with respect to the $765,000,000 9 3/4% Senior Notes due 2014

5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the legality and binding effect of the notes (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on December 17, 2007)

10.1	$1,385,000,000 Credit Agreement, dated as of December 4, 2006, among Momentive Performance Materials Holdings Inc., Momentive Performance Materials Inc., Momentive Performance Materials USA Inc., Blitz 06-103 GmbH and the Financial Institutions party thereto (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.2	Guarantee Agreement, dated as of December 4, 2006, among Momentive Performance Materials Holdings Inc., Momentive Performance Materials Inc., Momentive Performance Materials USA Inc., Blitz 06-103 GmbH, each of the Subsidiary Loan Parties identified therein and JPMorgan Chase Bank, N.A. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.3	Amended and Restated Securityholders Agreement, dated as of March 5, 2007, by and among Momentive Performance Materials Inc. and the other Holders that are party thereto (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit Number	Description
10.4	Management Fee Agreement, dated as of December 14, 2006, by and among Momentive Performance Materials Holdings Inc., Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.5	Intellectual Property Cross License Agreement, dated as of December 3, 2006, by and between General Electric Company and Momentive Performance Materials Holdings Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on October 11, 2007)

10.6	Trademark License Agreement (GE Name and Marks), dated as of December 3, 2006, by and between GE Monogram Licensing International and Momentive Performance Materials Holdings Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on October 11, 2007)

10.7	Quartz Sand Products Purchase Agreement, dated as of February 15, 2005, by and between Unimin Corporation and GE Quartz, Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on October 11, 2007)

10.8	Offtake Agreement in Relation to the ASM Silicone Monomer Plant at Map Ta Phut, Kingdom of Thailand, dated as of May 20, 2002, by and among Asia Silicones Monomer Limited, GE Toshiba Silicones (Thailand) Limited and Shin-Etsu Silicones (Thailand) Limited (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on October 11, 2007)

10.9	Transition Services Agreement, dated as of December 3, 2006, by and between General Electric Company and Momentive Performance Materials Holdings Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on October 11, 2007)

10.10	Land Lease Agreement, as amended, dated as of July 1, 1998, by and among Bayer AG and Bayer Silicones GmbH & Co. KG (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.11	2007 Long-Term Incentive Plan (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.12	Form of Non-Qualified Stock Option Agreement (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.13	Form of Management Equity Investment and Incentive Term Sheet (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.14	Form of Subscription Agreement (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.15	Employment Agreement, dated June 8, 2007, between Momentive Performance Materials Inc. and Jonathan Rich (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.16	Employment Agreement, dated March 19, 2007, between Momentive Performance Materials Inc. and Wayne Hewett (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.17	Separation Agreement, dated June 8, 2007, between Momentive Performance Materials Inc. and Wayne Hewett (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

10.18	Management Equity Investment and Incentive Term Sheet for Steven Delarge, dated as of September 11, 2006, between Momentive Performance Materials Holdings Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

12.1	Statement re: Computation of Ratios (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on December 17, 2007)

21.1	List of Subsidiaries of Momentive Performance Materials Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on December 17, 2007)

Exhibit Number	Description
23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.2	Consent of KPMG LLP (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on December 17, 2007)

24.1	Power of Attorney (included in signature pages to our Form S-4 Registration Statement, filed on September 14, 2007)

25.1	Statement of Eligibility on Form T-1 of Wells Fargo Bank, N.A. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

99.1	Form of Letter of Transmittal (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

99.2	Form of Notice of Guaranteed Delivery (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Issuer Companies and Other Nominees (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

99.4	Form of Letter from Brokers, Dealers, Commercial Banks, Issuer Companies and Other Nominees to their Clients (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in Exhibit 99.1)

99.6	Code of Conduct (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)